December 5, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel
Christopher B. Edwards, Special Counsel

Re:	Luna Technologies International, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 27, 2006
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
And Subsequent Quarterly Reports on Form 10-QSB
File No. 0-29991

Ladies and Gentlemen:

On behalf of Luna Technologies International, Inc. (“Luna” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of February 14, 2006. This letter is limited to the comments of the Commission on the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 and subsequent Quarterly Reports on Form 10-QSB.

10-KSB

Item 8A. Controls and Procedures

5. The next comment is applicable also to the 10-QSBs for March 31, 2005, June 30, 2005, and September 30, 2005. See Item 3 of Form 10-QSB.

Response:

We have revised Item 8A of the Company’s 10-KSB and Item 3 of 10-QSBs for March 31, 2005, June 30, 2005, and September 30, 2005.

6. We note your statement that your chief executive officer and your chief financial officer evaluated the effectiveness of your disclosure controls and procedures and in her opinion the disclosure controls and procedures ensure that material information is made known to her to allow timely decisions on required disclosure. It does not appear that your chief executive officer and your principal financial officer reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your certifying officers’ conclusions on the effectiveness of your disclosure controls and procedures.

Response:

We have revised Item 8A of the Company’s 10-KSB and Item 3 of 10-QSBs for March 31, 2005, June 30, 2005, and September 30, 2005 to disclose that the Company’s certifying officers’ conclusions on the effectiveness of its disclosure controls and procedures.

Exhibit 31

7. You may not alter the language of the certifications required by section 302 of the Sarbanes-Oxley Act o12002 and our rules on that section. See Item 601(b)(31) of Regulation S-K. Since your certification language must conform exactly to the applicable rules, we have the comments immediately be

8. You include the individual’s title in your certifications where you are instructed to insert the certifying individual’s identity. The certifying officers are required to certify in their personal capacity. See paragraph 1 of Item 601(b)(31) of Regulation S-B. Please revise.

Response:

We have revised in accordance with your comment.

9. Your certifying officers state in paragraph 4(b) that they “evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this year end report.” Revise so that paragraph 4(b) reads that your certifying officers “evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation.” See paragraph 4(c) of Item 601 (b)(31) of Regulation S-B.

Response:

We have revised in accordance with your comment.

10. Please delete paragraph 4(c) because the revised paragraph 4(b) must contain that information. See paragraph 4(c) of Item 601(b)(31) of Regulation S-B.

Response:

We have revised in accordance with your comment.

11. Your certifying officers state in paragraph 5(a) that they have disclosed “all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls.” Revise so that paragraph 5(a) reads that your certifying officers have disclosed “All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information.” See paragraph 5(a) of Item 601(b)(31) of Regulation S-B.

Response:

We have revised in accordance with your comment.

12 Please delete paragraph 6 because that information is not required in the certifications. See Item 601(b)(31) of Regulation S-B.

Response:

We have revised in accordance with your comment.

I am attaching a statement of the Company as requested.

Very truly yours, /s/ Marcelle S. Balcombe Marcelle S. Balcombe

LUNA TECHNOLOGIES INTERNATIONAL, INC.
61B Fawcett Road
Coquitlam, British Columbia
Canada V3K 6V2

March 1, 2006

Via Edgar

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Luna Technologies International, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 27, 2006
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
And Subsequent Quarterly Reports on Form 10-QSB
File No. 0-29991

Gentlemen:

The following address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated February 14, 2006 relating to the Preliminary Information Statement on Schedule 14C of Luna Technologies International, Inc.(the “Company”):

The undersigned being the Chief Executive Officer of the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the Company’s filings.

•	The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours, Luna Technologies International, Inc.

By:	/s/ Kimberly Landry
Kimberly Landry